H.C. ANDERSON ROOFING COMPANY, INC. PROMISSORY NOTE

This Promissory Note (this "Note") is entered into by and between H.C. Anderson Roofing Company, Inc., an Illinois corporation (the "Borrower"), and the investor identified on the signature page hereto (the "Lender"). For value received, the Borrower agrees to pay to the order of the Lender the principal amount specified on the signature page of this agreement, together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1. Interest Rate. The outstanding principal amount of the Loan shall accrue interest at the following tiered rates, or the maximum rate permissible by law (which under the laws of the State of Illinois shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less. Interest is non-compounding, calculated based on a 365-day year and the actual number of days elapsed:

- 16% per annum for investments between $5,000–$49,999

- 18% per annum for investments between $50,000–$149,999

- 20% per annum for investments of $150,000 or more

2. Repayment Schedule. Borrower promises to repay the outstanding principal amount of the Loan and any unpaid accrued interest in 24 equal monthly installments beginning 30 days after the close of the crowdfunding campaign, and continuing on the same day of each successive month, until the Loan is repaid in full provided, however, that at any time the Company may defer up to one (1) of such payments upon notice to Lender (each, a "Permitted Deferral"). Borrower may prepay the outstanding principal amount of the Loan and any unpaid accrued interest at any time without penalty.

3. Place of Payment. All amounts payable hereunder shall be payable at the address of the Borrower identified on the signature page hereto, unless another place of payment is specified in writing by Lender.

4. Application of Payments. Payment on this Promissory Note (this "Note") shall be applied first to accrued interest, and thereafter to the outstanding principal amount hereof.

5. Secured Note. To secure payment of all amounts due under this Note, Borrower hereby grants to **Highlander Fortress, LLC**, in its capacity as collateral agent for the benefit of the Lenders (the "Collateral Agent"), a continuing security interest in all of Borrower's right, title, and interest in and to all of its personal property, whether now owned or hereafter acquired, including without limitation all accounts, inventory, equipment, general intangibles, instruments, chattel paper, deposit accounts, investment property, and the proceeds thereof (collectively, the "Collateral").

The Collateral Agent shall act solely in an administrative capacity for the benefit of all Lenders and shall have no duties or obligations except those expressly set forth herein. The Collateral Agent shall not hold funds or securities, and shall have no fiduciary duty to any Lender except as expressly set forth in this Note. Borrower authorizes the Collateral Agent to file and maintain one or more financing statements under the Uniform Commercial Code ("UCC") to perfect the security interest granted hereunder, naming the Collateral Agent as secured party in its capacity as collateral agent for the benefit of the Lenders.

In the event of a default under this Note, the Collateral Agent may, at the written direction of Lenders holding a majority of the outstanding principal balance of the Loans issued pursuant to this offering, take any action to enforce the rights of the Lenders in the Collateral, including exercising remedies available under applicable law. Any proceeds realized from such enforcement shall be applied: (i) first, to the reasonable costs and expenses of the Collateral Agent (including reasonable attorneys' fees); (ii) second, to the Senior Indebtedness as provided in Section [8]; and (iii) third, to the amounts due to Lenders on a pro rata basis.

The Borrower agrees to execute and deliver such further documents and take such further actions as the Collateral Agent may reasonably request in order to perfect and maintain the security interest granted herein.

6. Guarantee. H.C. Anderson Roofing Company, Inc. ("Guarantor") absolutely, irrevocably and unconditionally guarantees for the benefit of Lender the full, faithful and punctual performance when due (whether at stated maturity, acceleration, demand or otherwise) of the indebtedness (including, without limitation, principal and interest), liabilities and other obligations of Borrower under this Note. The liability of Guarantor under this Section shall be irrevocable, absolute, independent and unconditional, and shall not be affected by any circumstance that might constitute a discharge of a surety or guarantor other than the indefeasible payment and performance in full of all indebtedness of Borrower hereunder. The guaranty of Guarantor under this Section is a guaranty of payment when due and not merely of collectability. Lender may enforce the guaranty provided by Guarantor under this Section during the existence of an Event of Default notwithstanding the existence of any dispute between Lender and Borrower with respect to the existence of such Event of Default. The obligation of Guarantor under this Section is separate and independent from the obligations of Borrower under this Note, and a separate action or actions may be brought and prosecuted against Guarantor whether or not an action is brought against Borrower and whether or not Borrower is joined in any such action or actions. Guarantor waives any right it may have to require Lender to (a) proceed against Borrower or any other person, (b) proceed against or exhaust any security or other monies held on behalf of Borrower, (c) marshall assets in favor of any person or (d) pursue any other remedy in the power of Lender whatsoever prior to enforcing the obligation of Guarantor under this Section. Guarantor also waives and agrees not to assert (x) the defense of the statute of limitations in any action hereunder or for the collection or performance of any indebtedness of Borrower due hereunder, (y) any defense arising by reason of any lack of corporate or other authority or any other defense of Borrower, Guarantor or any other person or entity and (z) any rights to set-offs and counterclaims. Guarantor's liability under this Section shall remain in full force and effect without regard to, and shall not be impaired or affected by, nor shall Guarantor be exonerated or discharged by, (i) any insolvency proceeding with respect to Borrower, Guarantor or any other person or entity or (ii) any claim, defense, counterclaim or setoff, other than that of prior performance, that Borrower, Guarantor or any other person or entity may have or assert, including any defense of incapacity or lack of corporate or other authority to execute this Note. Mere delay or failure to act shall not preclude the exercise or enforcement of any rights and remedies available to Lender. Guarantor expressly agrees that its obligation under this Section shall not in any way be impaired or otherwise affected by the institution by or against Borrower of any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or any other similar proceedings for relief under any bankruptcy law or similar law for the relief of debtors and that any discharge of any of Borrower obligations hereunder pursuant to any such bankruptcy or similar law or other law shall not diminish, discharge or otherwise affect in any way the obligations of Guarantor under this Section. To the fullest extent permitted by applicable law, Guarantor expressly waives any defenses or benefits that may be derived from California Civil Code Sections 2809, 2810, 2819, 2839, 2849, 2899 or 3433, or from comparable provisions of the laws of any other jurisdiction, and all other suretyship defenses it otherwise might or would have under California law or other applicable law.

7. Default. Each of the following events shall be an "Event of Default" hereunder:
(a) Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter, or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;
(b) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or
(c) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

8. Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

8.1 Insolvency Proceedings. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

8.2 Default on Senior Indebtedness. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Lender shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note unless within 180 days after the happening of such event of default the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Lender pursuant to the terms of this Section 8.2 during any 365-day period.

8.3 Further Assurances. By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that Lender execute such forms of subordination agreement; provided that such forms shall not impose on Lender terms less favorable than those provided herein.

8.4 Subrogation. Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 8) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note.

8.5 No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 8 to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section 8 shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

8.6 Lien Subordination. Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

8.7 Applicability of Priorities. The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness.

8.8 Reliance of Holders of Senior Indebtedness. Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

9. Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

10. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Illinois, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

11. Successors and Assigns. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

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